`                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 TRIAD PARK, LLC
                                 ---------------
                                (Name of Issuer)

                      Membership Interests, no par value
                      ----------------------------------
                         (Title of Class of Securities)

                                  895814101
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                 -------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                February 1, 1998
                                ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 11


CUSIP NO. 895814101              SCHEDULE 13D                     Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                            14,000**

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                       14,000**

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,012,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 5 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             TPL ACQUISITION, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.1%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (limited liability company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 6 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        CB COMMERCIAL REAL ESTATE
                                                          SERVICES GROUP, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               52-1616016
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 7 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    WESTMARK REALTY ADVISORS, LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               95-3695034
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (limited liability company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895814101              SCHEDULE 13D                     Page 8 of 11

This Amendment No. 3 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 31, 1997 by Richard C. Blum & Associates, L.P. and its affiliates (along with TPL Acquisition, LLC, the "Blum Reporting Persons"). This Amendment No. 3 is filed with respect to the Limited Liability Company Membership Interests ("the Interests"), no par value, of Triad Park, LLC, ("the Company"). The principal executive office and mailing address of the Company is 3055 Triad Drive, Livermore, California 94550. All of the reporting persons are referred to as the "Reporting Persons."

Item 4.  Purpose of Transaction
-------------------------------
Item 4 of the Schedule 13D is hereby amended to add the following additional information:

On February 1, 1998, Triad Park, LLC terminated the Merger Agreement previously entered into by Triad Park, TPL Acquisition, and Richard C. Blum & Associates, L.P. on the grounds that the transaction had not been consummated by January 31, 1998. At and prior to that time, the Reporting Persons orally advised representatives of Triad Park of their continuing interest in acquiring Triad Park. The Reporting Persons were permitted to participate in an auction of Triad Park on February 1 at which time the Reporting Persons offered to increase substantially the amount of consideration they were willing to pay for Triad Park. Triad Park ultimately advised the Reporting Persons that the Company was going to proceed to negotiate an agreement with a third party.

The Reporting Persons have been advised that Triad Park has entered into a merger agreement with a third party, but the Reporting Persons have not yet seen or read that legal document. Following their receipt and review of the merger agreement, the Reporting Persons will determine any additional plans or proposals they may have with respect to the acquisition of Triad Park.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Item          Description
----          -----------

Exhibit A     Joint Filing Undertaking.

Exhibit B     Letter dated February 1, 1998 from Stanley F. Marquis,
              Secretary and Board Member, Triad Park, LLC to TPL Acquisition,
              LLC c/o Murray Indick, Esq.



CUSIP NO. 895814101              SCHEDULE 13D                     Page 9 of 11

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact


CB COMMERCIAL REAL ESTATE             WESTMARK REALTY ADVISORS, LLC
SERVICES GROUP, INC.


By  /s/ Walter V. Stafford            By  /s/ Richard C. Clotfelter
    -------------------------------       -----------------------------------
    Walter V. Stafford                    Richard C. Clotfelter
    Senior Executive Vice President       Chairman and President
    and General Counsel



CUSIP NO. 72813P-10-0            SCHEDULE 13D                   Page 10 of 11

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 2, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary


                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact




CB COMMERCIAL REAL ESTATE             WESTMARK REALTY ADVISORS, LLC
SERVICES GROUP, INC.


By  /s/ Walter V. Stafford            By  /s/ Richard C. Clotfelter
    -------------------------------       -----------------------------------
    Walter V. Stafford                    Richard C. Clotfelter
    Senior Executive Vice President       Chairman and President
    and General Counsel



CUSIP NO. 72813P-10-0            SCHEDULE 13D                   Page 11 of 11

                                   Exhibit B

TRIAD PARK, LLC

Via Facsimile

February 1, 1998

TPL Acquisition, LLC
c/o Murray Indick, Esq.
Managing Director/General Counsel
Richard C. Blum & Associates, L.P.
909 Montgomery Street, Suite 400
San Francisco, CA 94133

Triad Park, LLC/TPL Acquisition, LLC Merger Agreement

Dear Murray:

The Merger contemplated by the September 9, 1997 Merger Agreement was not consummated by January 31, 1998 and Triad Park, LLC terminates the Merger Agreement under Section 9.1(b) effective immediately.

Yours very truly,

Stanley F. Marquis
Secretary and Board Member

cc:  James R. Porter
     Larry McReynolds
     Patrick J. Kernan, Esq.
     Edward S. Merrill, Esq.

Triad Park LLC
3055 Triad Drive
Livermore, CA 94550
510-373-2031
fax 510-373-2060